Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

April 29, 2010

Sierra Wireless Reports First Quarter 2010 Results

•                  Exceeded revenue and profitability guidance for the quarter on higher than expected M2M revenue and lower Non-GAAP operating expenses

•                  Revenue of $151.3 million, an increase of 36%  compared to the first quarter of 2009 and better than guidance of $150.0 million

•                  GAAP loss from operations of $4.5 million and loss per share of $0.24

•                  Non-GAAP earnings from operations of $4.1 million and non-GAAP diluted earnings per share of $0.13, compared to guidance of $3.3 million and $0.11 per share respectively

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today reported first quarter 2010 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the first quarter of 2010 was $151.3 million, an increase of 36% compared to $111.4 million in the first quarter of 2009 and an increase of 5% compared to $144.0 million in the fourth quarter of 2009.  Growth was driven by an increase in Machine-to-Machine (“M2M”) revenue to $88.7 million, up 187% compared to $30.9 million in first quarter of 2009 and up 15% compared to $77.2 million in the fourth quarter of 2009.  M2M growth was partially offset by a decline in Mobile Computing revenue to $62.6 million, down 22% compared to $80.5 million in the first quarter of 2009 and down 6% compared to $66.8 million in the fourth quarter of 2009.

“We are pleased with our first quarter results, including higher than expected revenue and improving profitability,” said Jason Cohenour, President and Chief Executive Officer.  “We also made significant progress during the quarter building on our leadership position in M2M, while also revitalizing momentum in our Mobile Computing business.

Revenue from M2M in the first quarter was nearly triple what it was a year ago and now represents 59% of total sales. We are also expanding our position in the M2M value chain and seeing good momentum in our AirLink™ gateways and AirVantage™ services platform business lines.  Furthermore, I am very pleased with the progress we have made in our integration of Wavecom and in capturing tangible synergies.  On a year over year basis, revenue from the sale of former Wavecom products was up 49%, gross margin expanded and operating expenses were down 28%, driving non-GAAP break-even results compared to a loss of $12.3M just one year ago.

In Mobile Computing, our key network operator customers continue to rely on us for innovative, first-to-market products.  So far this year, we have launched the Overdrive™, the world’s first 3G/4G mobile hotspot, with Sprint and the AirCard 890 with AT&T.  We also announced and demonstrated our dual-carrier HSPA+ USB device, supporting speeds of up to 42Mbps, with Telstra at Mobile World Congress.  Our activity and revenue with PC OEMs also continues to grow, helped by launches with key customers such as Panasonic and Fujitsu.  We believe that our recent and expected AirCard launches, improving sell through trends and new design wins with leading PC OEMs have our Mobile Computing business well positioned for sequential growth.”

On a GAAP basis, gross margin was 30.6% in the first quarter of 2010, compared to 28.3% in the same period of 2009.  Operating expenses were $50.8 million and loss from operations was $4.5 million in the first quarter of 2010, compared to $41.8 million and a loss from operations of $10.3 million in the same period of 2009.  Our net loss was $7.5 million, or loss per share of $0.24, compared to a net loss of $23.7 million, or loss per share of $0.76, in the first quarter of 2009.

On a non-GAAP basis, gross margin in the first quarter of 2010 was 30.7%, compared to 28.4% in the first quarter of 2009.  Operating expenses and earnings from operations were $42.3 million and $4.1 million, respectively, compared to $29.4 million and $2.2 million, respectively, in the first quarter of 2009.  Net earnings were $4.1 million, or $0.13 per diluted share, compared to net earnings of $2.5 million, or $0.08 per diluted share, in the first quarter of 2009.

Non-GAAP results exclude transaction costs related the Wavecom acquisition, restructuring costs, acquisition related integration costs, stock based compensation expense, acquisition related amortization, foreign exchange gains or losses, tax adjustments and non-controlling interest related to non-GAAP adjustments.  The reconciliation between GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the second quarter of 2010 reflects current business indicators and expectations.  Relative to Q1, we expect a higher proportion of our revenue to come from sales of AirCard products, driven by improving demand and new product launches.  Our guidance also reflects the uncertain macroeconomic environment.  Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q2 2010 Guidance	Consolidated Non-GAAP

Revenue	$155.0 - $160.0 million
Earnings from operations	$2.0 - $4.0 million
Net earnings	$1.7 - $3.6 million
Diluted earnings per share	$0.05 - $0.12/share

Conference Call, Webcast and Instant Replay

Sierra Wireless will host a conference call and webcast today, Thursday, April 29 2010 at 2:30 PM PDT/5:30 PM EDT to review its first quarter 2010 results.  You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.  A live slide presentation will be available for viewing during the call from the link provided below.

Telephone participation:

Toll free (Canada and US):	1-888-231-8191	(passcode not required)
Outside Canada and the US:	+1-647-427-7450	(passcode not required)

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://w.on24.com/r.htm?e=204680&s=1&k=F0A57811869C7ABE020D794132C927A0

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: +1-800-642-1687 (Canada and U.S.) or +1-416-849-0833

Passcode:  68086409  followed by the pound key (#)

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the second quarter of 2010, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) is expanding the wireless world with a comprehensive offering of hardware, software, and connected services for mobile lifestyles and machine-to-machine communications. Our customers count on us to help them succeed with early access to new wireless technologies and innovative, reliable, high-performing solutions for a broad range of applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

AirCard is a registered trademark, and AirPrime, AirLink, and AirVantage are trademarks belonging to Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:	Media Contact:
David G. McLennan	Sharlene Myers
Chief Financial Officer	Public & Media Relations
(604) 231-1181	(604) 232-1445

Sierra Wireless, Inc

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

Three months ended March 31,	2010	2009

Revenue	$151,317	$111,407
Cost of goods sold	104,983	79,886
Gross margin	46,334	31,521

Expenses:
Sales and marketing	14,156	9,362
Research and development	20,541	14,964
Administration	9,584	6,547
Acquisition costs	—	6,522
Restructuring	1,611	1,726
Integration	1,846	254
Amortization	3,106	2,420
	50,844	41,795
Loss from operations	(4,510)	(10,274)
Foreign exchange loss	(3,658)	(9,923)
Other expense	(130)	(4,022)
Loss before income taxes	(8,298)	(24,219)
Income tax recovery	(689)	(267)
Net loss	(7,609)	(23,952)
Net loss attributable to the non-controlling interest	(88)	(287)
Net loss attributable to Sierra Wireless, Inc.	(7,521)	(23,665)
Retained earnings (deficit), beginning of period	(18,626)	21,273
Deficit, end of period	$(26,147)	$(2,392)

Loss per share attributable to Sierra Wireless, Inc.:
Basic	$(0.24)	$(0.76)
Diluted	$(0.24)	$(0.76)

Weighted average number of shares (in thousands):
Basic	31,050	31,032
Diluted	31,050	31,032

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	March 31, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$111,257	$107,491
Short-term investments	11,099	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,311 (2009 — $6,504)	98,287	86,466
Inventories	23,459	24,708
Deferred income taxes	6,060	6,168
Prepaid expenses and other	15,919	14,039
	266,081	265,770

Fixed assets	24,411	27,956
Intangible assets	80,207	86,674
Goodwill	92,142	95,064
Deferred income taxes	1,649	1,794
Other assets	4,814	7,261
	$469,304	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$72,619	$71,035
Accrued liabilities	52,925	54,419
Deferred revenue and credits	570	750
Current portion of long-term liabilities	3,429	3,371
Current portion of obligations under capital leases	230	293
	129,773	129,868

Long-term liabilities	2,193	3,197
Obligations under capital leases	193	245
Other long-term liabilities	30,218	32,663
Deferred income taxes	1,749	1,950

Shareholders’ equity:
Share capital	326,073	326,043
Shares held for RSU distribution	(4,648)	(6,442)
Additional paid-in capital	13,023	13,133
Deficit	(26,147)	(18,626)
Accumulated other comprehensive loss	(5,620)	(37)
	302,681	314,071
Non-controlling interest in Wavecom S.A.	2,497	2,525
Total shareholders’ equity	305,178	316,596
	$469,304	$484,519

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

Three months ended March 31,	2010	2009
Cash flows from operating activities:
Net loss	$(7,609)	$(23,952)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization	8,721	6,746
Stock-based compensation	1,694	2,103
Non-cash restructuring and other	4	—
Deferred income tax	(8)	(5)
Loss on disposal	—	1
Unrealized foreign exchange loss on restricted cash	—	15,719
Unrealized foreign exchange loss on term loan	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(12,327)	18,858
Inventories	595	517
Prepaid expenses and other assets	(49)	6,276
Accounts payable	3,463	(9,080)
Accrued liabilities	(2,462)	(8,239)
Deferred revenue and credits	70	295
Net cash provided by (used in) operating activities	(7,908)	10,454

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	(6,918)
Acquisition of OCEANE convertible bonds	—	(104,767)
Decrease in restricted cash	—	146,277
Purchase of fixed assets	(1,915)	(2,476)
Increase in intangible assets	(977)	(1,027)
Purchase of short-term investments	(7,090)	(21,950)
Proceeds on maturity of short-term investments	22,886	469
Net cash provided by investing activities	12,904	9,608

Cash flows from financing activities:
Proceeds on issuance of term loan	—	102,716
Repayment of term loan	—	(103,931)
Financing costs	—	(3,921)
Issuance of common shares, net of share issue costs	21	—
Purchase of treasury shares for RSU distribution	—	(2,518)
Proceeds on exercise of Wavecom options	—	4,148
Decrease in long-term liabilities	(422)	(532)
Net cash used in financing activities	(401)	(4,038)

Effect of foreign exchange changes on cash and cash equivalents	(829)	(3,241)

Net increase in cash and cash equivalents	3,766	12,783
Cash and cash equivalents, beginning of period	107,491	63,258
Cash and cash equivalents, end of period	$111,257	$76,041

SIERRA WIRELESS, INC.

Reconciliation of GAAP and Non-GAAP Results

(Expressed in thousands of U.S. dollars)

(Unaudited)

Three months ended March 31,	2010	2009
(in millions of U.S. dollars)

Revenue — GAAP and Non-GAAP	$151.3	$111.4

Gross margin — GAAP	$46.3	$31.5
Stock-based compensation	0.1	0.1
Gross margin — Non-GAAP	$46.4	$31.6

Loss from operations — GAAP	$(4.5)	$(10.3)
Stock-based compensation	1.7	2.1
Transaction costs	—	6.5
Restructuring and other costs	1.6	1.2
Integration costs	1.8	0.3
Acquisition related amortization	3.5	2.4
Earnings from operations — Non-GAAP	$4.1	$2.2

Net loss — GAAP	$(7.5)	$(23.7)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	8.1	12.3
Foreign exchange loss	3.6	9.9
Interest expense	—	4.3
Non-controlling interest	(0.1)	(0.3)
Net earnings — Non-GAAP	$4.1	$2.5

Loss per share — GAAP	$(0.24)	$(0.76)
Diluted earnings per share — Non-GAAP	$0.13	$0.08

SIERRA WIRELESS, INC.

REVENUE BY BUSINESS LINE

(Expressed as a percentage of revenue)

Three months ended March 31,	2010	2009

M2M	59%	28%
Mobile computing	41	72
	100%	100%

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINE

(Expressed as a percentage of revenue)

Three months ended March 31,	2010	2009

AirCard Mobile Broadband Devices	38%	68%
AirPrime Intelligent Embedded Modules	53	22
AirLink Intelligent Gateways and Routers	7	8
AirVantage Solutions & Other	2	2
	100%	100%